Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

FOR IMMEDIATE RELEASE

RRSAT WINS 2009 INDEPENDENT TELEPORT OPERATOR OF
THE YEAR AWARD FOR EXCELLENCE

OMER, Israel – March 30, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that the Company has been chosen by the World Teleport Association (WTA) as Independent Teleport Operator of the Year for 2009.

The WTA announced the recipients of its 14th annual Teleport Awards for Excellence Ceremony and Luncheon at SATELLITE 2009 in Washington, DC, on March 25th. Mr. Lior Rival, Deputy CEO and VP Sales and Marketing, received the award on behalf of RRsat.

The awards are presented each year to organizations and individuals whose achievements have been deemed exceptional by the international trade association and its awards committees, made up of industry members from across the globe. The WTA announced that its decision was based on an impressive year of accomplishments by RRsat that included two major acquisitions, inauguration of an HD playout center, additional satellite platforms added to the portfolio, and launches of new TV channels.

In the press release announcing the decision, the World Teleport Association noted, “RRsat was chosen as Independent Teleport Operator of the Year based on an impressive year of accomplishments that included two major acquisitions, inauguration of an HD playout center, additional satellite platforms added to the portfolio, and launches of new TV channels.  RRsat provides comprehensive global satellite and fiber distribution services including production, playout, uplink, downlink, turnaround services, as well as end-to-end transmission for television, radio and data channels.  The company was founded in 1991 with one teleport and four SNG trucks.  In 2009 RRsat completed the acquisition of two teleports – Hawley Teleport in Pike County, Pennsylvania, USA and the Emeq Ha’ela Teleport in Israel, bringing its count to six teleports.  RRsat also expanded its capabilities with the inauguration of a new HD playout center.  Four additional satellite platforms were added during the year to the 30 satellite platforms already in operation, expanding coverage with a new solution for cable operators in Russia and Asia, and additional DTH services to Europe, the Middle East, Africa, North America, Australia, and Asia. In November 2006 RRsat became one of the few publicly traded independent teleport operators in the world.  Under the leadership of Founder and Chief Executive Officer, David Ravel, who was selected as the association’s 2007 Teleport Executive of the Year, RRsat was ranked in WTA’s list of the Global Top Twenty operators in 2008 as well as among the Independent Top Twenty for three consecutive years.”

David Rivel, RRsat’s Founder and Chief Executive Officer, commented on the receipt of this prestigious award, stating, “I am extremely proud and honored that RRsat was chosen as Teleport Operator of the Year. This is a testament to the success of our growth strategy as well as the strong progress we have made in the past year. We very much look forward to continue building on our achievements in 2009 and beyond. Our success is due to our managers and employees and their many hours of dedicated work and I would like to once again voice my appreciation.”

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base,(iii) our ability to successfully integrate the teleports we acquired, and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

Information in this press release concerning the World Teleport Association and the Independent Teleport Operators for 2009 Awards has not been independently verified by RRsat.